APPROVAL RIGHTS AGREEMENT AND TERMINATION OF ANTIDILUTION AGREEMENT AND ADDENDUM TO WARRANTS

THIS AGREEMENT (the “Agreement”) is entered into as of January 1, 2006, by and among Patriot Scientific Corporation, a corporation duly organized and existing under the laws of the State of Delaware (the “Company” or “Patriot”) and Swartz Private Equity, LLC (hereinafter referred to as “Swartz” or “Holder”).

RECITALS:

WHEREAS, the Company and Swartz entered into an Antidilution Agreement and Addendum to Warrants, dated March 19, 2003 (the “Antidilution Agreement”), which superseded the Addendum to Amended Secured Promissory Note (the “Addendum to Amended Note”) between the Company and Swartz dated on or about March 12, 2002, which superseded the Agreement (the “Original Loan Advance Agreement”) between the Company and Swartz dated on or about January 28, 2002.

WHEREAS, the parties mutually desire to terminate the Existing Antidilution Agreement as described herein and, in consideration therefor, the Company desires to grant certain approval rights to Swartz as further described herein.

TERMS:

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.  Effective Date and Term. This Agreement is being signed on or about October 10, 2006 to be effective as of January 1, 2006. This Agreement shall remain in effect until May 31, 2008.

2. Termination of Antidilution Agreement. The Antidilution Agreement is terminated in its entirety as of January 1, 2006.

3. Swartz to Retain Securities Issued Pursuant to the Antidilution Agreement. As a part of the consideration of this agreement, the parties agree that Swartz shall retain any Snapshot Warrants or other securities that have been issued to Swartz by Patriot up through the date of execution of this Agreement, including but not limited to all such securities that were issued pursuant to the Antidilution Agreement or its predecessors.

4. Acquisition Approval Rights. Patriot shall not enter into any Protected Acquisition (as defined below), unless it obtains Swartz’s written approval at least thirty (30) days prior to entering into an agreement for such acquisition. For purposes hereof, a “Protected Acquisition” shall mean (i) any acquisition by the Company of any business entity or asset of any kind (collectively referred to as an “Acquisition”), where the aggregate number of shares of Common Stock and derivative securities (on a fully diluted basis) issued as consideration for such Acquisition and all related Acquisitions equals or exceeds 10% of the number of shares of common stock of the Company outstanding at the time of the Acquisition (on a fully diluted basis), or (ii) any acquisition (regardless of size) by the Company of any business entity or asset of any kind that is not unanimously approved by Patriot’s board of directors.

5. Law and Venue. This Amendment is covered by the law and venue provisions of the Antidilution Agreement, as they existed prior to its termination.

IN WITNESS WHEREOF, the undersigned have executed this Amendment agreement as of the 1st day of January, 2006.

COMPANY:	SWARTZ PRIVATE EQUITY, LLC
PATRIOT SCIENTIFIC CORPORATION

By:	By:
David H. Pohl, President, Chief Executive Officer and Chairman of the Board	Eric S. Swartz, Manager

Signed: October 10, 2006	Signed: October 10, 2006

By:
Thomas J. Sweeney
Chief Financial Officer

ADDRESS	ADDRESS:

6183 Paseo Del Norte, Ste. 180	1125 Sanctuary Parkway, Suite 275
Carlsbad, CA 92011	Alpharetta, GA 30004
Telephone: (858) 674-5000	Telephone: (770) 640-8130
Facsimile: (858) 674-5005	Facsimile: (770) 777-5844